Exhibit 99.2

Luckin Coffee Inc. (In Provisional Liquidation)

US$460,000,000 0.75 percent Convertible Senior Notes due 2025

(CUSIP 54951LAA7) (the Existing Notes)

COMPLETION NOTICE

Defined terms used in this Notice shall have the same meaning as in the explanatory statement dated 27 October 2021 (the Explanatory Statement) relating to the scheme of arrangement under Section 86 of the Companies Act (2021 Revision) of the Cayman Islands (the Scheme) between Luckin Coffee Inc. (In Provisional Liquidation) (the Company) and the Scheme Creditors (as defined in the Scheme). Reference is also made to the Scheme Effective Notice of the Company dated 21 December 2021.

Notice is hereby given that:

(i)	Each of the Restructuring Conditions has been satisfied (or otherwise waived) in accordance with the terms of the Scheme and the Restructuring Effective Date (being one and the same date as the Scheme Consideration Distribution Date) occurred on 28 January 2022.

(ii)	On the Restructuring Effective Date (a) the Global Note representing the Existing Notes (CUSIP 54951LAA7) was cancelled; and (b) the Company issued instructions to distribute the Scheme Consideration to all eligible Scheme Creditors and the Holding Period Trustee (as applicable), in accordance with the terms of the Scheme.

(iii)	The Bar Date, being the last date for Scheme Creditors to submit their Account Holder Letter and related documentation to the Information Agent in order to claim their entitlement to the Scheme Consideration, will be 5:00 p.m. (New York time) on Tuesday, 29 March 2022.

(iv)	The Final Distribution Date, which is the latest date on which the Surplus Scheme Consideration can be distributed in accordance with the terms of the Holding Period Trust Deed, will be Monday, 30 May 2022.

Any Scheme Creditor that has not already submitted an Account Holder Letter to the Information Agent should refer to Solicitation Packet (at Appendix VII of the Explanatory Statement), which may be downloaded from the Scheme Website at https://dm.epiq11.com/luckinscheme, for further details.

Top-Up ADSs / Net Loss ADSs

If applicable pursuant to the Scheme, Scheme Creditors may be entitled to distributions of Top-Up ADSs or Net Loss ADSs (as the case may be) on the Top-Up Issue Date, subject to receipt by the Company of the ADS Creditor Documentation by the ADS Creditor Documentation Deadline.

The Company will issue the Top-Up ADS Notice within two (2) Business Days of the Reference Price Date, the Reference Price Date being 15 March 2022, giving notice to Scheme Creditors of the Reference Price, the ADS Creditor Documentation Deadline and the Top-Up Issue Date.

Further Information

For further information in respect of the Scheme, please contact:

The Information Agent

Epiq Corporate Restructuring, LLC,

Email: LuckinAHL@epiqglobal.com

Website: https://dm.epiq11.com/luckinscheme

Alternatively, you may contact the JPLs as follows:

Mr. Alexander Lawson	Ms. Wing Sze Tiffany Wong

Alvarez & Marsal Cayman Islands Limited	Alvarez & Marsal Asia Limited

142 Seafarers Way	Rooms 405-7, 4F, St George’s Building

George Town	2 Ice House Street

Grand Cayman, Cayman Islands	Hong Kong

luckin@alvarezandmarsal.com	luckin@alvarezandmarsal.com

28 January 2022

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration under the U.S. Securities Act of 1933, as amended. The Company does not intend to register any offering (or any portion thereof) in the United States or to conduct any public offering of securities in the United States.